                                   -------------------------------------------
                                                  OMB APPROVAL
                                   -------------------------------------------
                                     OMB Number:                     3235-0145
                                     Expires:                  August 31, 1999
                                     Estimated average burden
                                     hours per form...................   14.90
                                   -------------------------------------------



                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                          PATINA OIL & GAS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   70322 4105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Harvey M. Eisenberg, Esq.
                        O'Sullivan, Graev & Karabell, LLP
                              30 Rockefeller Plaza
                                   24th Floor
                            New York, New York 10112
                                 (212) 408-2400
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 1, 1999
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 12 Pages

-------------------------
CUSIP No. 703224105
-------------------------

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Chase Venture Capital Associates, L.P.
       13-337-6808
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


       WC

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



       California
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            1,717,908 (includes Options to purchase Common Stock)
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             Not applicable
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             1,717,908 (includes Options to purchase Common Stock)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       Not applicable

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,717,908 (includes Options to purchase Common Stock)

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.9%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN


--------------------------------------------------------------------------------


                               Page 2 of 12 Pages

                                  SCHEDULE 13D
                                  ------------

Company: Patina Oil & Gas Corporation                 CUSIP Number:  70322 4105
-------                                               ------------


Preliminary Note.
-----------------

                  The information contained herein has been adjusted to reflect an increase in the shares held by the reporting person and a change in the name and address of reporting person.


Item 1.  Security and Company.
------------------------------

                  This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Patina Oil & Gas Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 1625 Broadway, Suite 2000, Denver, Colorado 80208.


Item 2.  Identity and Background.
---------------------------------

                  The response to Item 2 is amended in its entirety to read as follows:

                  This statement is being filed by Chase Venture Capital Associates, L.P. (hereinafter referred to as "CVCA"), whose principal business office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. The general partner of CVCA is Chase Capital Partners, a New York general partnership ("CCP"), whose principal business office is located at the same address as CVCA.

                  Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen, whose principal occupation is general partner of CCP and whose principal business office address (except for Mr. Soghikian) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                         John R. Baron
                         Christopher C. Behrens
                         Mitchell J. Blutt, M.D.
                         Arnold L. Chavkin
                         I. Robert Greene
                         Michael R. Hannon
                         Donald J. Hofmann
                         Stephen P. Murray
                         John M.B. O'Connor
                         Brian J. Richmand
                         Shahan D. Soghikian
                         Jonas Steinman
                         Jeffrey C. Walker
                         Damion E. Wicker, M.D.

                  Mr. Soghikian's principal business office address is c/o Chase Capital Partners, 50 California Street, Suite 2940, San Francisco, CA 94111.

                  Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation ("Chase Capital"), CCP Principals, L.P., a Delaware limited partnership ("Principals") and CCP European Principals, L.P., a Delaware limited partnership ("European Principals"), each of whose principal business office is located at the same address as CVCA. Chase Capital is a wholly owned subsidiary of The Chase Manhattan Corporation, a Delaware corporation, whose principal


                               Page 3 of 12 Pages

                                 Schedule 13D


Company: Patina Oil & Gas Corporation                 CUSIP Number:  70322 4105
-------                                               ------------


business office is located at the same address as CVCA. The general partner of each of Principals and European Principals is Chase Capital. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations or employments of each executive officer of Chase Capital, each of whom is a U.S. citizen.

                  The Chase Manhattan Corporation ("Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. citizen.

                  To CVCA's knowledge, the response to Items 2(d) and (e) of
Schedule 13D is negative with respect to CVCA and all persons regarding whom information is required hereunder by virtue of CVCA's response to Item 2.

                  Insofar as the requirements of Items 3-6 inclusive of this
Schedule 13D Statement require that, in addition to CVCA, the information called for therein should be given with respect to each of the persons listed in this
Item 2, including CCP, CCP's individual general partners, Chase Capital, Chase Capital's executive officers and directors, Principals, and Principals' controlling partner, European Principals and European Principals' controlling partner, Chase and Chase's executive officers and directors, the information provided in Items 3-6 with respect to CVCA should also be considered fully responsive with respect to the aforementioned persons who have no separate interests in the Company's Common Stock which is required to be reported thereunder. Although the definition of "beneficial ownership" in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), might also be deemed to constitute these persons beneficial owners of the Company's Common Stock acquired by CVCA, neither the filing of this statement nor any of its contents shall be deemed an admission that any of such persons is a beneficial owner of the Company's Common Stock acquired by CVCA or a member of a group together with CVCA either for the purpose of Schedule 13D of the Exchange Act or for any other purpose with respect to the Company's Common Stock.


Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

                  The source of funds for CVCA's acquisition of beneficial ownership of the Common Stock of the Company is money held for investment by CVCA.


Item 4.  Purpose of Transaction.
--------------------------------

                  The response to Item 4 is amended in its entirety to read as follows:

                  As more fully described in Item 6, pursuant to the Stock Purchase Agreement (the "Purchase Agreement"), dated September 19, 1997, by and among the Company, CVCA and others (collectively with CVCA, the "Preferred Investors"), CVCA acquired from the Company 571,429 shares of 8.5% Convertible Preferred Stock ("Preferred Stock"), and 57,143 shares of Common Stock. At a second closing of the Purchase Agreement (not to occur later than December 31, 1997) CVCA could be required to purchase up to 328,571 additional shares of Preferred Stock. In addition, also as more fully described in Item 6, pursuant to the Stock Option Agreement (the "Option"), dated September 19, 1997, by and among Snyder Oil Corporation ("SOCO"), CVCA and various Preferred Investors, CVCA acquired 25,000 shares of Common Stock from SOCO.

                  As described in the Company's Certificate of Designations for the Preferred Stock, incorporated herein by reference as Exhibit C, the


                               Page 4 of 12 Pages

                                 Schedule 13D


Company: Patina Oil & Gas Corporation                 CUSIP Number:  70322 4105
-------                                               ------------


Preferred Stock is convertible into 2.6316 shares of Common Stock. The holders of Preferred Stock have the right to appoint two members to the Board of Directors (the "Board") of the Company, which two members may be designated by the largest and second-largest holders of Preferred Stock, respectively. CVCA, as the second largest holder of Preferred Stock, appointed Arnold L. Chavkin to the Board.

                  As payment for services rendered by Mr. Chavkin as a member of the Issuer's board of directors, Mr. Chavkin received 364 shares of the Issuer's Common Stock and up to 5,000 shares of the Issuer's Common Stock: (i) 1,500 shares issuable pursuant to Options which became exercisable on October 21, 1998, at an exercise price of $10.3125 per share, (ii) 1,500 shares issuable pursuant to Options which become exercisable on October 21, 1999 at an exercise price of $10.3125 per share and (iii) 2,000 shares issuable pursuant to Options which become exercisable on October 21, 2000 at an exercise price of $10.3125 per share.

                  Mr. Chavkin is obligated to exercise each of the foregoing options upon the request of the Reporting Person and is obligated to transfer to the Reporting Person all shares received for services rendered and all shares issued upon the exercise of any of the foregoing Options.

                  On December 31, 1997, March 31, 1998, June 30, 1998 and
September 30, 1998, the Reporting Person received an aggregate of 124,383 shares of Preferred Stock as payment-in-kind of the 8.5% interest payment due in respect of the original 571,429 shares of Preferred Stock.

                  Under the Purchase Agreement, CVCA is restricted from acquiring additional shares of Common Stock without the Company's consent if such acquisition would result in CVCA's beneficial ownership of the Company's Common Stock to be greater than 20% of the combined voting power of all outstanding capital stock of the Company.

                  The acquisition of the Company's equity securities has been made by CVCA for investment purposes. Although CVCA has no present intention to do so, CVCA may make additional purchases of Common Stock either in the open market or in privately negotiated transactions, including transactions with the Company, depending on an evaluation of the Company's business prospects and financial condition, the market for the Common Stock, other available investment opportunities, money and stock market conditions and other future developments. Depending on these factors, CVCA may decide to sell all or part of its holdings of the Company's Common Stock in one or more public or private transactions.

                  Except as set forth in this Item 4, CVCA has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, CVCA reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, of a material amount of assets of the Company or its subsidiaries, or other transactions which might have the effect of causing the Company's Common Stock to cease to be listed on the NASDAQ National Market System or causing the Common Stock to become eligible for termination of registration, under Section 12(g) of the Exchange Act.


Item 5.  Interest in Securities of the Company.
-----------------------------------------------

                  The response to Item 5 is amended in its entirety to read as follows:

                  CVCA is deemed to be the beneficial owner of 1,717,908 shares of the Company's Common Stock. CVCA's deemed beneficial ownership represents 9.9% of the Company's Common Stock on a fully diluted basis. Except as set forth in Item 4, CVCA has sole voting power and dispositive power with respect to its shares of Common Stock.


                               Page 5 of 12 Pages

                                 Schedule 13D


Company: Patina Oil & Gas Corporation                 CUSIP Number:  70322 4105
-------                                               ------------


                  Except as reported in Item 6 below and incorporated herein by reference, there have been no transactions in the Common Stock during the past sixty days which are required to be reported in this Statement. No person other than CVCA has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned beneficially by CVCA.


Item 6. Contracts, Arrangements, Understandings or Relationships
        with Respect to Securities of the Company.
----------------------------------------------------------------

                  Reference is made to the information disclosed under Items 3 and 4 of this Statement which is incorporated by reference in response to this Item. In addition to such information, the following contracts, arrangements, understandings or relationships are reported hereunder.

                  CVCA acquired beneficial ownership of the Common Stock pursuant to (i) the Purchase Agreement, originally executed on July 31, 1997, and as amended by the First Amendment dated as of September 19, 1997, attached hereto as Exhibit A and incorporated by reference, and (ii) the Option, originally executed on July 31, 1997, and as amended by the First Amendment dated as of September 19, 1997 and restated on September 17, 1997 attached hereto as Exhibit B and incorporated by reference. Under the Purchase Agreement, CVCA and the other investor parties thereto ("Investors") are obligated to purchase up to $63,000,000 of the Preferred Stock. As of the first closing on October 21, 1997, the Investors were obligated to purchase $40,000,000 of Preferred Stock, or 1,600,000 shares, of which CVCA purchased 571,429 shares. As additional consideration, the Investors each received a pro rata share of an aggregate of 160,000 shares of Common Stock from the Company pursuant to the Purchase Agreement (of which 57,143 shares were issued to CVCA), and 70,000 shares of Common Stock from the Company's former principal stockholder, SOCO, pursuant to the Option (of which 25,000 shares were transferred to CVCA). The Investors may be obligated to purchase the additional 920,000 shares of Preferred Stock at the second closing of the Purchase Agreement, which is scheduled to occur, if at all, at the Company's election prior to December 31, 1997.

                  As payment for services rendered by Mr. Chavkin as a member of the Issuer's board of directors, Mr. Chavkin received 364 shares of the Issuer's Common Stock and up to 5,000 shares of the Issuer's Common Stock: (i) 1,500 shares issuable pursuant to Options which became exercisable on October 21, 1998, at an exercise price of $10.3125 per share, (ii) 1,500 shares issuable pursuant to Options which become exercisable on October 21, 1999 at an exercise price of $10.3125 per share and (iii) 2,000 shares issuable pursuant to Options which become exercisable on October 21, 2000 at an exercise price of $10.3125 per share.

                  Chavkin is obligated to exercise each of the foregoing options upon the request of the Reporting Person and is obligated to transfer to the Reporting Person all shares received for services rendered and all shares issued upon the exercise of any of the foregoing options.

                  On December 31, 1997, March 31, 1998, June 30, 1998 and
September 30, 1998, the Reporting Person received an aggregate of 124,383 shares of Preferred Stock as payment-in-kind of the 8.5% interest payment due in respect of the original 571,429 shares of Preferred Stock.

                  The Certificate of Designation for the Preferred Stock, attached hereto as Exhibit C and incorporated by reference, sets forth additional rights and privileges of the Preferred Stock, including the right to appoint two members to the Board, and to vote as a class on certain corporate transactions.

                  The Purchase Agreement grants to the Investors registration rights with respect to the Common Stock beneficially owned by them, and also restricts sales and purchases of the Preferred and Common Stock by such Investors. In particular, the Investors may not dispose of any shares of Preferred or Common Stock for a period of one year, may dispose of such shares between one and two years only with the approval of the Company and in accordance with applicable securities laws, and may dispose of such shares after


                               Page 6 of 12 Pages

                                 Schedule 13D


Company: Patina Oil & Gas Corporation                 CUSIP Number:  70322 4105
-------                                               ------------


two years only in accordance with applicable securities laws. In addition, such Investors are prohibited for two years from acquiring additional shares which would result in beneficial ownership of greater than 20% of the combined voting power of all outstanding capital stock of the Company without the prior approval of the Company.


Item 7.  Material to be Filed as Exhibits.
------------------------------------------

*Exhibit A                 Stock Purchase Agreement, dated July 31, 1997, as
                           amended by the First Amendment dated as of September
                           19, 1997, attached as Annex B to the Company's
                           Schedule 14A (Amendment 3), as filed with the Securities and Exchange Commission on September 19,
                           1997 File No. 001-14344, and incorporated by reference herein.

*Exhibit B                 Stock Option Agreement, dated July 31, 1997, as
                           amended by the First Amendment dated as of September
                           19, 1997, attached as Annex E to the Company's
                           Schedule 14A (Amendment 3), as filed with the Securities and Exchange Commission on September 19,
                           1997 File No. 001-14344, and incorporated by reference herein.

*Exhibit C                 Form of Certificate of Designations of 8.5%
                           Convertible Preferred Stock of the Company, as filed with the Secretary of State of the State of Delaware on October 17, 1997.


SCHEDULE A
----------

                  Item 2 information for executive officers and directors of Chase Capital.


SCHEDULE B
----------

                  Item 2 information for executive officers and directors of Chase.






* Filed Previously


                               Page 7 of 12 Pages

                                 Schedule 13D


Company: Patina Oil & Gas Corporation                 CUSIP Number:  70322 4105
-------                                               ------------


                                    SIGNATURE
                                    ---------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 10, 1999                CHASE VENTURE CAPITAL ASSOCIATES, L.P.
                                       By: CHASE CAPITAL PARTNERS,
                                           its General Partner



                                       By: /s/Jeffrey C. Walker
                                           ----------------------------------
                                           Name: Jeffrey C. Walker
                                           Title: Managing General Partner






                               Page 8 of 12 Pages

                                 Schedule 13D


Company: Patina Oil & Gas Corporation                 CUSIP Number:  70322 4105
-------                                               ------------


                                                                      SCHEDULE A
                                                                      ----------


                            CHASE CAPITAL CORPORATION
                            -------------------------


                               Executive Officers
                               ------------------


        Chairman & Chief Executive Officer      William B. Harrison, Jr.*
        President                               Jeffrey C. Walker**
        Executive Vice President                Mitchell J. Blutt, M.D.**
        Vice President & Secretary              Gregory Meridith*
        Vice President                          George E. Kelts**
        Assistant Secretary                     Robert C. Carroll*



                                    Directors
                                    ---------


                            William B. Harrison, Jr.*
                               Jeffrey C. Walker**




--------
* Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o CCP, 380 Madison Avenue, 12th Floor, New York, NY 10017.


                               Page 9 of 12 Pages

                                 Schedule 13D


Company: Patina Oil & Gas Corporation                 CUSIP Number:  70322 4105
-------                                               ------------


                                                                      SCHEDULE B
                                                                      ----------



                         THE CHASE MANHATTAN CORPORATION
                         -------------------------------


                               Executive Officers*
                               -------------------


                    Walter V. Shipley, Chairman of the Board
                         Thomas G. Labrecque, President
              William B. Harrison, Jr., Vice Chairman of the Board
                 Donald L. Boudreau, Vice Chairman of the Board
                    Marc Shapiro, Vice Chairman of the Board
                 Joseph G. Sponholz, Vice Chairman of the Board
                   John J. Farrell, Director, Human Resources
       Frederick W. Hill, Director, Corporate Marketing and Communication
                       William H. McDavid, General Counsel


                                   Directors**
                                   -----------

                               Principal Occupation or Employment;
Name                           Business or Residence Address
----                           -----------------------------------

Hans W. Becherer               Chairman of the Board
                               Chief Executive Officer
                               Deere & Company
                               8601 John Deere Road
                               Moline, IL 61265

Frank A. Bennack, Jr.          President and Chief Executive Officer
                               The Hearst Corporation
                               959 Eighth Avenue
                               New York, NY  10019

Susan V. Berresford            President
                               The Ford Foundation
                               320 East 43rd Street
                               New York, NY  10017

M. Anthony Burns               Chairman, President and CEO
                               Ryder System, Inc.
                               3600 N.W. 82nd Avenue
                               Miami, FL  33166



--------
* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

** Each of the persons named below is a citizen of the United States of America.


                              Page 10 of 12 Pages

                                 Schedule 13D


Company: Patina Oil & Gas Corporation                 CUSIP Number:  70322 4105
-------                                               ------------


                               Principal Occupation or Employment;
Name                           Business or Residence Address
----                           -----------------------------------

H. Laurance Fuller             Chairman of the Board and Chief Executive Officer
                               Amoco Corporation
                               200 East Randolph Drive
                               Chicago, IL  60601

Melvin R. Goodes               Chairman of the Board and
                                 Chief Executive Officer
                               Warner-Lambert Company
                               201 Tabor Road
                               Morris Plains, NJ  07950

William H. Gray, III           President and Chief Executive Officer
                               The College Fund/UNCF,
                               8260 Willow Oaks Corporate Drive
                               P.O. Box 10444
                               Fairfax, VA 22031

George V. Grune                Chairman of the Board and Chief Executive Officer
                               The Reader's Digest Association, Inc.
                               Chairman of the Board
                               The DeWitt Wallace-Reader's Digest Fund
                               Lila Wallace-Reader's Digest Fund
                               Reader's Digest Road
                               Pleasantville, N.Y. 10570

William B. Harrison, Jr.       Vice Chairman of the Board
                               The Chase Manhattan Corporation
                               270 Park Avenue, 8th Floor
                               New York, NY 10017-2070

Harold S. Hook                 Retired Chairman of the Board
                               American General Corporation
                               2929 Allen Parkway
                               Houston, TX  77019

Helene L. Kaplan               Of Counsel
                               Skadden, Arps, Slate, Meagher & Flom
                               919 Third Avenue - Room 29-72
                               New York, NY 10022

Thomas G. Labrecque            President
                               The Chase Manhattan Corporation
                               270 Park Avenue, 8th Floor
                               New York, NY 10017-2070


                              Page 11 of 12 Pages

                                 Schedule 13D


Company: Patina Oil & Gas Corporation                 CUSIP Number:  70322 4105
-------                                               ------------


                               Principal Occupation or Employment;
Name                           Business or Residence Address
----                           -----------------------------------

Henry B. Schacht               Chairman of the Board and
                                 Chief Executive Officer
                               Lucent Technologies, Inc.
                               600 Mountain Avenue - Room 6A511
                               Murray Hill, NJ 07974

Walter V. Shipley              Chairman of the Board and Chief
                               Executive Officer
                               The Chase Manhattan Corporation
                               270 Park Avenue, 8th Floor
                               New York, NY 10017-2070

Andrew C. Sigler               Retired Chairman of the Board
                                 and Chief Executive Officer
                               Champion International Corporation
                               1 Champion Plaza
                               Stamford, CT 06921

John R. Stafford               Chairman, President and Chief
                               Executive Officer
                               American Home Products Corporation
                               Five Giralda Farms
                               Madison, NJ  07940

Marina v.N. Whitman            Professor of Business Administration
                                 and Public Policy
                               The University of Michigan
                               School of Public Policy
                               411 Lorch Hall, 611 Tappan Street
                               Ann Arbor, MI 48109-1220






                              Page 12 of 12 Pages